

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2011

Scott D. Peters
Chief Executive Officer, President and Chairman
Healthcare Trust of America, Inc.
16435 N. Scottsdale Road, Suite 320
Scottsdale, AZ 85254

> **Re:** **Healthcare Trust of America, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 000-53206**
> **Post-Effective Amendment No. 2 to Form S-11**
> **Filed March 30, 2011**
> **File No. 333-158418**

Dear Mr. Peters:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus dated March 19, 2010

General

1.   We note your base prospectus is dated March 19, 2010. Please tell us what consideration you have given to updating your base prospectus.

Prospectus Supplement No. 14 dated March 30, 2011

Our Current Portfolio, page 2

2.   We note your disclosure on page 3 of annualized base rent and your disclosure on page 4 of average effective annualized base rent per square foot. Please tell us whether you accounted for tenant concessions, such as free rent, with respect to base rent or average effective annualized base rent per square foot. To the extent you did not account for such tenant concessions, please revise disclosure to provide disclosure of effective rent which has been reduced by such tenant concessions.

Recent Acquisitions, page 5

3.   Please disclose the capitalization rates for your recent property acquisitions and property acquisitions made during the reporting period. Please also disclose how you calculate capitalization rates and describe any assumptions used.

Our Performance – Funds From Operations and Modified Funds from Operations, page 7

4.   We note your statement on page 7 that you believe MFFO may provide an indication of the sustainability of your distributions in the future. We also note, however, that you indicate that MFFO is helpful as a measure of operating performance. Please tell us why you believe MFFO, which excludes acquisition costs and impairments, is an appropriate measure of your historical operating performance given that a key aspect of your business strategy is to acquire additional properties and to hold properties for investment.

Information Regarding Our Distributions, page 9

5.   Please disclose your cumulative earnings (or FFO) since inception in your discussion of your cumulative distributions since inception.

6.   We refer to your disclosure in this section that states that excluding one-time charges, transition charges, and acquisition-related costs, FFO at December 31, 2010 and 2009 would have been $89,166,000 and $48,029,000, respectively. Please revise your disclosure to explain why this adjusted FFO measure is relevant to an investor evaluating your historical dividend coverage. We may have further comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Lesley H. Solomon
Alston & Bird LLP
Via *facsimile*: (404) 881-7777